December 11, 2020

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Scott Anderegg

Lilyanna Peyser

Stephen Kim

Lyn Shenk

Re:	ContextLogic Inc.

Registration Statement on Form S-1 (File No. 333-250531)

Ladies and Gentlemen:

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended, we wish to advise that between December 7, 2020 and the date hereof, approximately 6,450 copies of the Preliminary Prospectus dated December 7, 2020 were distributed to prospective underwriters, institutional investors and prospective dealers in connection with the above-captioned Registration Statement.

We wish to advise you that the participating underwriters have informed us that they have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

We hereby join in the request of the registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 4:00 p.m. Eastern Time, on Tuesday, December 15, 2020 or as soon thereafter as practicable.

[Signature page follows]

Very truly yours,

GOLDMAN SACHS & CO. LLC

J.P. MORGAN SECURITIES LLC

BOFA SECURITIES, INC.

As representatives of the Underwriters

By:	Goldman Sachs & Co. LLC

By:	/s/ William D. Connolly III
Name: William D. Connolly III Title: Managing Director

By:	J.P. Morgan Securities LLC

By:	/s/ Bianca Buck
Name: Bianca Buck Title: VP TMT ECM

By:	BofA Securities, Inc.

By:	/s/ Michael Lilioia
Name: Michael Lilioia Title: Director